EXHIBIT 99.2

LEVON RESOURCES LTD.

FORM 51-102F2
Amended and Restated
Annual Information Form
FOR THE FISCAL YEAR ENDED MARCH 31, 2010

TABLE OF CONTENTS

PRELIMINARY INFORMATION	3

Financial Statements	3
Currency	3
Cautionary Note Regarding Forward-Looking Information	3

CORPORATE STRUCTURE	4

The Company	4
Description of the Business	5

GENERAL DEVELOPMENT OF THE BUSINESS	6

Three Year History and Significant Acquisitions	6

DESCRIPTION OF MATERIAL PROPERTY	9
DESCRIPTION OF NON-MATERIAL PROPERTIES	13
RISK FACTORS	15
DIVIDEND POLICY	24
DESCRIPTION OF CAPITAL STRUCTURE	24
MARKET FOR SECURITIES	25
ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER	25
DIRECTORS AND OFFICERS	25

Directors and Senior Management	25

INFORMATION ON THE AUDIT COMMITTEE	28

Composition	28
Charter	28
Relevant Education and Experience	28
Audit Committee Oversight	29
Pre-Approval Policies and Procedures	29
Reliance on Certain Exemptions	29
External Auditor Service Fees	29

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	30

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	30

TRANSFER AGENT AND REGISTRAR	31

MATERIAL CONTRACTS	31

ADDITIONAL INFORMATION	31

SCHEDULE A – Audit Committee Charter	32

PRELIMINARY INFORMATION

All information contained in this annual information form ("AIF") is as at February 10, 2011, unless otherwise stated.

Financial Statements

This AIF should be read in conjunction with the Company’s audited financial statements and management’s discussion and analysis for the fiscal year ended March 31, 2010 and related management’s discussion and analysis. These documents are available under the Company’s profile on SEDAR at www.sedar.com.

Currency

All dollar amounts referred to herein are expressed in Canadian dollars, unless otherwise specified.

Cautionary Note Regarding Forward-Looking Information

Certain statements contained in this AIF and in certain documents incorporated by reference herein contain “forward-looking statements” within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in its operations in future periods, planned exploration and development of the Company’s properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.  Forward-looking statements include, but are not limited to, statements with respect to the future price of gold and other resources, capital expenditures, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or the negative and grammatical variations of any of these terms and similar expressions) be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements.

Forward-looking statements reflect the Company’s current views with respect to future events and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant known and unknown risks and uncertainties which could cause actual events or results to differ from those expressed or implied by the forward-looking statements.  In making the forward-looking statements in this AIF and documents incorporated by reference herein, the Company has made several assumptions that it believes are appropriate, including, but not limited to, the assumptions that:

•	market fundamentals will result in reasonable demand and prices for precious and base metals;

•	the Company will not be subject to any environmental disasters, significant litigation, significant regulatory changes or significant labour disruptions;

•
the advice the Company has received from its consultants and advisors relating to matters such as exploration drilling results, mining claim ownership, surface access agreements and environmental requirements is reliable and correct; and

•	financing will be available on reasonable terms in the future.

There can be no assurance that any of these assumptions will prove to be correct.  Many factors could cause actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including but not limited to risks and uncertainties related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other resources; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those risk factors outlined in this AIF.  See “Risk Factors”.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  Should one or more of these risks or uncertainties materialize, or should assumptions underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein.  Forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Forward-looking statements in or incorporated by reference in this AIF are made as of the date of the document in which such statements appear, and the Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by law.

CORPORATE STRUCTURE

The Company

Levon Resources Ltd. ("Levon", the "Company", "we" or "us") was incorporated under the Company Act (British Columbia) on April 9, 1965 under the name Alice Arm Molybdenum Co. Ltd. (N.P.L.) and transitioned under the Business Corporations Act (British Columbia) on July 15, 2004. On October 21, 1965, the Corporation changed its name to Alice Arm Mining Ltd. (N.P.L.) and on July 13, 1975, changed its name from Alice Arm Mining Ltd. (N.P.L.) to New Congress Resources Ltd. (N.P.L.).  On July 29, 1981 the Corporation changed its name from New Congress Resources Ltd. (N.P.L.) to New Congress Resources Ltd.  Finally, on January 12, 1983, the Corporation adopted the name Levon Resources Ltd. The Corporation is governed by the laws of the Province of British Columbia, Canada, pursuant to the provisions of the Business Corporations Act (British Columbia). The principal executive office of the Company is located at 570 Granville Street, Suite 900, Vancouver, British Columbia, Canada, V6C 3P1 and its phone number is 604-682-3701.

The Company’s common shares are listed on the TSX Venture Exchange under the symbol "LVN". This fiscal year the Company’s common shares commenced trading on the Berlin and Frankfurt Stock Exchanges under the symbol "L09". The listing on the Frankfurt Stock Exchange provides the Company with increased exposure to worldwide capital markets and enables Europeans to trade the Company's common shares in Euros. The Company's common shares also trade on the OTC Bulletin Board under the symbol "LVNVF".

The Company has two wholly-owned subsidiaries incorporated under the laws of Mexico, namely Administración de Proyectos Levon en México, S.A. de C.V. and Minera El Camino, S.A. de C.V. and two wholly-owned subsidiaries incorporated under the laws of British Virgin Islands, namely Aphrodite Asset Holdings Ltd. and Turney Assets Limited. On March 25, 2011 (subsequent to the effective date of this AIF), pursuant to the terms of a court-approved plan of arrangement, the Company acquired Valley High Ventures Ltd. ("Valley High"), along with two of its wholly-owned subsidiaries, namely Citrine Investment Holdings Ltd. incorporated under the laws of British Virgin Islands and Minera Titan S.A. de C.V. incorporated under the laws of Mexico (the "Arrangement").
Following the completion of the Arrangement on March 25, 2011 (subsequent to the effective date of this AIF), the Company has the following subsidiaries:

Description of the Business

The Company is a junior gold and precious metals exploration company, with all of its properties currently in the exploratory stage of development. The Company is currently focused on its wholly-owned Cordero property located in the southern part of the Chihuahua State of Mexico (the "Cordero Property"), which is the Company’s only material property.

The Company also has certain interests in three mineral properties located in British Columbia, Canada, namely the Congress, Goldbridge (also known as "BRX") and Wayside claims, and three mineral properties located in Nevada, U.S., namely the Eagle claims and the Norma Sass and Ruf claims. None of these properties are currently material to the Company.

The Company has not carried out any exploration work on the Congress property since 2008 when the Company drill-tested new outlying gold targets and then terminated the property exploration based on the exploration results.

In recent years, the Company has not carried out exploration work on the Eagle or Norma Sass/Ruf claims because of the minority interest it holds in the claims. However, during fiscal 2009, the Company and Coral Gold Resources Ltd. ("Coral") entered into an exploration, development and mine operating agreement with Barrick Gold Exploration Inc. ("Barrick") pursuant to which Barrick undertook exploration of the Norma/Sass claims. In September 2010, Barrick elected to terminate the agreement and ceased its activities on the property.

Since April 1, 2007, the Company has made aggregate principle capital expenditures of $2,196,719 on its resource properties of which $1,814,465 was spent on the Cordero Property, $383,140 was spent on the Congress property, and the Company had a recovery of $886 on the Goldbridge (BRX). Please refer to Note 7 of the Company's annual financial statements for the year ended March 31, 2010 for information regarding the Company’s principal capital expenditures on its mineral properties.

The Company is dependent on the specialized skill and knowledge of key executives including our President and Chief Executive Officer and other highly skilled and experienced executives and personnel and the Company operates in a highly competitive industry and competes with other developmental resource companies, which have similar operations, many of whom have operations, financial resources, and industry experience greater than those of the Company. See "Risk Factors".

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History and Significant Acquisitions

Levon is a Canadian-based "exploration stage company" focusing on gold exploration. The Company’s most recent activities have been conducted on the Cordero Property. Prior to the Company acquiring its initial interest in the Cordero Property, the Company conducted limited exploration activity on the Congress property located in the Lillooet Mining Division of British Columbia, Canada, where it also holds interests in two other mineral properties, more particularly the Goldbridge (also known as the BRX) claims and the Wayside claims. The Company also holds certain interests in three mineral properties located in the Bullion Mining District, Lander County, Nevada, USA, known as the Ruf and Norma Sass claims and the Eagle claims.

All of the Company's properties are currently in the exploratory stage of development. The Company has not yet determined whether its mineral properties contain mineral resources. There is no assurance that a commercially viable mineral deposit exists on any of its properties. In order to determine if a commercially viable mineral deposit exists further geological work will need to be done and a final evaluation based upon the results obtained to conclude economic and legal feasibility.

Cordero Property, Chihuahua, Mexico

In February 2009, the Company signed a Letter of Intent with Valley High, whereby Levon would earn a 51% ownership and operatorship interest from Valley High by making a cash payment of US$10,000 (CDN$12,513) (paid) and by spending CDN$1,250,000 (incurred) by the end of February 2013 to explore and develop their wholly owned Cordero property ("Cordero") located 35 km northeast of the town of Hidalgo Del Parral, in the state of Chihuahua in north central Mexico. The Company earned its 51% interest in January 2010, and subsequent to the date of this AIF, the Company acquired the remaining 49% interest from Valley High pursuant to a court-sanctioned plan of arrangement.

In February 2009, the Company commenced field work on the Cordero project exploring for bulk tonnage, Ag, Au, Zn, Pb deposits. The Cordero property consists of contiguous staked and optioned mining claims that total about 20,000 hectares.  The land parcel covers the Cordero Porphyry Belt which has a 15 km strike length and is 3 to 5 km wide. The belt consists of six mineralized intrusive (porphyry) centers including three newly discovered diatreme breccia complexes that have not been explored for large scale, bulk tonnage Ag, Au, Zn, Pb deposits in the past.  The Cordero Felsic Dome and La Ceniza Stock have been explored and developed in the past for high grade Ag, Au, Zn and Pb veins, mined to shallow 50 m depths to the water table by underground shaft workings.  The only past bulk tonnage deposit exploration has been confined to the northeastern most Sanson Stock intrusive center for Mo and Cu deposits in the past.

Beginning in February 2009 Levon designed and led Cordero exploration.  By October 2009 three discovery core holes had been drilled in Phase 1 drilling (a total of 8 core holes, 3,185 m).   The discoveries were made in the newly recognized Pozo de Plata Diatreme complex and the Cordero Porphyry target 1.3 km to the NE.

By January 2010 Levon completed the required earn-in commitment.  Levon expanded the exploration program to Phase 2 drilling to offset Phase 1 discovery holes and continue outlying exploration.  In January a second untested mineralized diatreme complex, Dos Mil Diez, was discovered by geologic mapping southwest of the Pozo de Plata diatreme discovery drill grid.  Follow up trenching and initial drilling established a zoned Ag, Au, Zn, Pb showing, cored by Au, As anomalies. Dos Mil Diez trench results included 60 m grading 0.953 g/T Au.  Follow up drilling of 6 holes in a fence across the gold zone indicates enriched surface Au values and some narrow bedrock gold values, which require future exploration follow-up along with surrounding anomalous areas with mine scale target potential.

In March 2010 a third diatreme complex, named the Molina de Veinto Caldera Diatreme Complex, within a volcanic caldera was found 7 km to the southwest of Dos Mil Diez.

By early June 2010 Phase 2 drilling was completed (52 core holes totaling 19,338 m, combined Phase 1 & 2 totals 22,523 m) primarily as an offset program in the Pozo de Plata Diatreme and Cordero Porphyry Zone discovery drill grids at 50m and 100-200m drill hole centers, respectively.

In June 2010 an airborne, magnetic, electromagnetic ("EM") and radiometric survey was flown (1020 line km) over the entire Cordero Porphyry Belt and was followed up by a ground gravity survey (100 m isometric grid) to cover the Pozo de Plata and Dos Mil Diez diatreme complexes.

In August 2010, the Company completed a private placement for gross proceeds of $11,104,000. The Company disclosed in press releases dated August 17, 2010 and August 31, 2010 that it intended to use the proceeds from the private placement for exploration activities on the Cordero Property and for general working capital purposes. The Phase 3 drilling program began in October 2010 and as of December 31, 2010 the Company had used approximately $1.5 million for Cordero exploration purposes, representing a 51% contribution toward to the expenses the joint venture with Valley High on the Cordero Project in existence at that time. As at December 31, 2010, the Company had used less then $500,000 from the proceeds from the private placement for working capital while the balance remained in cash. Since December 31, 2010, the Company has continued to use the proceeds for exploration activities on the Cordero Property and for general working capital purposes in accordance with its Phase 3 Cordero exploration objectives.

Phase 3 drilling started on October 1, 2010 and was budgeted as a $14M program with 59,000 m of planned drilling to expand and delineate the Pozo de Plata Diatreme and Cordero Porphyry Zone discoveries and define and test outlying targets in the Cordero Porphyry Belt.  An expanded 3D induced polarization (IP) survey over all but the Sanson stock is designed to help define mine scale targets.  Engineering studies to calculate 43-101 resources and produce a 43-101 qualified, preliminary economic assessment (PEA) for the project are included in Phase 3.  The engineering contracts were let to IMC and M3 engineering firms in Tuscon, who are familiar with these types of bulk tonnage deposits in Mexico.

By February 4, 2011 (second Levon field anniversary at Cordero) about 30% of the continuing Phase 3 drilling program had been completed, the IP had been completed and was being interpreted in 3D and the engineering studies had been initiated.

On March 25, 2011, subsequent to the effective date of this AIF, the Company acquired Valley High's remaining 49% interest in the Cordero property pursuant to a plan of arrangement.

Phase 3 drilling is ongoing and is expected to be completed in the third quarter of 2011.

Congress Claims, British Columbia, Canada

Located on the north side of Carpenter Lake British Columbia’s historic gold producing Bridge River region, the Congress property is a long standing mining property that supported past high grade gold vein production from three, portal entry underground workings. The property covers 2,433 hectares (6,012 acres) and consists of 45 claims including 8 crown grants, 13 mineral leases and 24 mineral claims.

In January 2008, the Company announced that three holes had been drilled, logged, split and sampled in a new bulk tonnage target in a northern part of the property.  The balance of the drilling program was suspended as assay results of the three drilled holes did not confirm bulk tonnage porphyry gold controls.  In September 2008, the Company released the results of the drilling and on the basis thereof, the Company determined that it would not proceed with any further exploration at Congress.

The Company has no plans to carry out an exploration program on the Congress property in the upcoming fiscal year.

Goldbridge Property (BRX claims) British Columbia, Canada

The Company held a 100% interest in the Goldbridge property, also known as the BRX claims, until fiscal 2002 when Mill Bay Ventures Inc. ("Mill Bay"), a public company related by common directors, earned a 50% interest in the property by incurring $300,000 in exploration expenditures on the property and issuing to Levon 300,000 common shares. During fiscal 2005, the option was satisfied and Levon’s interest in the property was reduced to 50%.

During 2007 and 2008, Mill Bay incurred $67,198 and $25,016, respectively of deferred expenditures on the BRX claims, which were not proportionately funded by Levon. Mill Bay waived the requirement of proportionate funding by Levon on these specific expenditures; notwithstanding this waiver, the terms of the Joint Venture Agreement were ratified by Mill Bay and Levon to remain in effect.

During 2008, the Company reopened the Arizona portal to the Goldbridge property to sample the adit for tungsten to determine future exploration.

The Company has no plans to carry out an exploration program on the Goldbridge property in the upcoming fiscal year.

Norma Sass and Ruf Property, Nevada, USA

In 2003, the Company acquired an undivided one-third interest in the mineral claims known as the Norma Sass and Ruf property located in Lander County, Nevada from Coral, a public company related by common directors, in consideration of cash payments totalling $350,292 and 300,000 common shares of the Company.  The property is subject to a 3% net smelter royalty with Coral to a maximum of US$1,250,000.

In September 2008, the Company and Coral’s wholly-owned U.S. subsidiary, Coral Resources, Inc. ("CRI") entered into an exploration, development and mine operating agreement (the "Agreement") with Barrick Gold Exploration Inc. ("Barrick"), wherein Barrick was granted the option to acquire up to a 75% interest in CRI’s and the Company’s interests in the Norma Sass property, consisting of 36 unpatented mining claims.

Under the terms of the Agreement, Barrick could have earned a 60% interest by incurring total exploration expenditures of at least US$3 million in annual installments by December 31, 2014.  Barrick could have earned an additional 10% (for an aggregate interest of 70%) by incurring an additional US$1.5 million by December 31, 2015.  Barrick could have earned an additional 5% (for an aggregate interest of 75%) by carrying CRI and the Company through to commercial production. Alternatively, at the time of earning either its 60% or 70% interest, Barrick may have been given the option to buy-out CRI’s and the Company’s joint interest by paying US$6 million and granting them a 2% net smelter returns royalty.

During 2009, Barrick announced that plans were underway to do target delineation work in the second quarter followed by deep drilling in the third quarter on the Norma Sass property with target depths in the order of approximately 1,800 to 2,000 feet to test structural and geochemical targets in the Lower Plate carbonate sequence, with the potential to go deeper as the rock dictates.

In September 2010, Barrick elected to terminate the Agreement.

The Company has no plans to carry out an exploration program on the Norma Sass and Ruf property in the upcoming fiscal year.

DESCRIPTION OF MATERIAL PROPERTY

Presently, the Company is an "exploration stage company", as all of the Company’s properties are currently in the exploratory stage of development. In order to determine if a commercially viable mineral deposit exists in any of the Company’s properties, further geological work will need to be done and a final evaluation based upon the results obtained to conclude economic and legal feasibility.

The Cordero Property located in the Chihuahua Province of Mexico is the Company's only material property. The property and region host excellent infrastructure with ample power and water plus easy road access.  The nearby town of Hidalgo Del Parral (pop. 102,000), just 35 km southwest, offers supplies and skilled mining labour.

Cordero Project, Chihuahua State, Mexico

The Cordero project area, located in the southern part of Chihuahua State, Mexico, was, until March 25, 2011, held by Levon, as operator, (51%) and Valley High (49%).  Under a plan of arrangement, Levon acquired Valley High by the issuance of one Levon share for the acquisition of each Valley High share.  Shareholders of Valley High were also issued 0.125 share of a new company called Bearing Resources Ltd. ("Bearing") for each Valley High share transferred to Levon.  As part of the arrangement, all mineral exploration properties held by Valley High, other than its interest in the Cordero project, and any properties within the area of interest under the joint venture agreement between Levon and Valley High (the "AOI") were transferred to Bearing.  Levon currently holds 100% of the Cordero project and the Perla property, which is located within the AOI.

The following information in this section is summarized or extracted from the technical report entitled "Cordero Project, Chihuahua State, Mexico" dated February 9, 2011, as amended (the "Cordero Report"), which was prepared by David Bailey, PhD, P Geo. in accordance with the requirements of NI 43-101.  Portions of the following information are based on assumptions, qualifications and procedures which are set out only in the full Cordero Report which is incorporated by reference into this AIF.

The Cordero project area is covered by claims held 100% by the joint venture at the time of the Cordero Report and those under option, totaling an area of 19,884.2694 hectares.  The project is easily accessible from the city of Chihuahua, 185 km to the north and from Hildago del Parral, about 35 km to the south.   The terrain is of moderate topography with a dominantly xerophytic scrub cover.  Although in a temperate to hot climatic regime, at an average altitude of about 1,350 metres above sea level, the area has cool to warm, dry winters and hot summer.  Annual rainfall is about 20 cm of which most falls in the months of July - September.  The main industry of the area is cattle ranching although the mining centres of Santa Barbara and San Francisco, near Parral to the south, can provide skilled labour for mining activities.  The area is serviced by an all-weather sealed highway and high voltage electricity transmission lines pass within five kilometers of the Cordero project area.

Although artisanal mining has been active in the Cordero area for probably over 400 years, modern exploration only began in the 1950's when American Smelting and Refining Company (‘ASARCO’) erected a small mill and a flotation plant on the Cordero dome, with the intention of mining high grade silver mineralization that occurs within fracture zones cutting the dome.  This venture did not succeed and ASARCO abandoned the project.  From the late 1970's to the time that Coro Mining Corp. ("Coro") obtained the project, a number of companies have carried out exploration of the property including SEDEMEX (1978), Apex Silver Mines (1998) and Peñoles (2000).  Exploration by these companies included some diamond drilling but, apart from some drill core that was relogged and sampled by Coro, no records appear to be available of this work.  In 2006 CoroMex (a wholly owned subsidiary of Coro) optioned tenements covering part of the Cordero area and initiated a program of geological mapping, soil sampling and some induced polarization surveying.  CoroMex was acquired by Valley High in 2008 who then entered into a joint venture with Levon who funded ongoing exploration of the Cordero area.

The project area lies within the "basin and range" structural province of northern Mexico, a zone of back arc crustal extension that formed in response to subduction from the west under northern Mexico.  A Precambrian basement that records Grenvillian deformation is overlain by Paleozoic and Mesozoic rocks, the latter being shelf sediments of calcareous sandstone, siltstone and limestone which, in the project area, comprise the Upper Cretaceous Mezcalera Formation.  In Oligocene and Miocene times, these rocks were intruded and covered by felsic volcanic and high level plutonic rocks of mainly rhyolitic and rhyodacitic composition.  Hydrothermal activity associated with this period of magmatism formed deposits of lead, zinc and silver and minor gold hosted by fracture zones and diatreme pipes.  Hydrothermal alteration of the project area is dominated by sericitic and clay assemblages; silica alteration is generally poorly developed.  Secondary calcite occurs in all Tertiary rocks, both as veins and veinlets and as replacements of silicate minerals.  The geology of the property displays features that are also found at Goldcorp’s Peñasquito deposits, about 450 km to the south but within the same tectonic setting as Cordero.

Exploration by the Levon-Valley High joint venture consisted of soil sampling, trenching, minor gravity surveying, airborne geophysics, induced polarization surveying and diamond drilling.  Results of soil sampling outline a northeasterly-trending area approximately 3 km x 1.5 km, centered over the Cordero dome.  Geophysical survey results show that this area is also marked by a positive magnetic anomaly and high chargeability and high resistivity.  Drilling has confirmed the existence of sulphide mineralization throughout this area, both as fracture fillings and as disseminations.  Although the dominant sulphide species is pyrite, galena, sphalerite, arsenopyrite and sulphosalts occur in varying quantities.  This mineral assemblage is silver-rich, silver probably occurring with the galena lattice as no silver sulphides have been recognized.  Gold values are low relative to silver.

Sampling and analytical procedures conform to industry standards with established protocols in place to ensure the integrity of results.

No mineral reserves or resources have yet been defined within the property area.

Environmental Liabilities: The Company is not aware of any environmental liabilities.

History and Exploration: Prior to 2009, Valley High consolidated a core land position in the historic Cordero high grade silver vein mining district and staked additional contiguous claims to cover a 10,000 hectare land position.  By August 2009 under Levon’s direction, the property was doubled to about 20,000 hectares through claim staking, to cover the Cordero Porphyry Belt and a second belt recognized to the north.  Transferable surface access agreements are now in place with surface owners for the land package. Our exploration has been confined to the Cordero Porphyry Belt in the south tier of the property and is now being expanded to address the southwest part of the Belt in the Molina de Viento area.

Geological Setting: Cordero encompasses a high level, Tertiary porphyry and diatreme hosted style silver, gold, lead, zinc, and molybdenum district.  Cordero is located in rolling cattle country and accessed by state highways and well maintained secondary ranch roads. A nearby rail head serves the mining district at Hidalgo Del Parral.  Cordero is one of several major porphyry plays within an emerging Chihuahua-Zactatecas porphyry belt which includes Penasquito (Gold Corp), Camino Rojo (Canplats), San Agustin (Geologix) and others.  Cordero contains a large 15 km x 3 to 5 km mineralized system with discovery potential for multiple bulk tonnage, open pit deposits and extensive, open-ended geochemical and IP anomalies.  Drilling in 2009, 2010 and 2011 encountered significant and consistent mineralization with discovery zones found and being grid drilled in the Pozo de Plata Diatreme and Cordero Porphyry Zone.

Silver, gold, zinc, lead mineralization at the Cordero is controlled by a series of volcanic and subvolcanic, Tertiary felsic igneous porphyry intrusive complexes, emplaced into a Cretaceous sequence of interbedded limestone, calcareous mudstone, siltstone and sandstone.  The mineralized porphyries cluster in two northeast trending belts covered by the property.  The Cordero Porphyry Belt contains the most known historical mines and prospects on the property and all the current underground mines and is now the sole focus of Levon exploration.

Current and past mining is associated with outcropping, porphyry-hosted high grade silver veins mined by shafts from the surface down dip to the water table (50-100 m deep) within the Cordero Volcanic Rhyolite Dome Complex.  Some of the mined ore includes contact replacement deposits in vein zones along contact zones between the porphyries and their limestone country rocks.  Veins are typically narrow (1-2 m widths) and consist of swarms of discontinuous stringer vein zones, rather than through going, tabular veins.  The vein zones generally have N50E strikes, vertical dips and can be traced through 200-700m strike lengths, which are parallel to the strike of the Cordero Porphyry Belt.  Though a small 8 cell flotation mill was built by ASARCO in the past at the now inactive La Luz mine, the lack of tailings indicates virtually no mill production.  There are no other mills in the district and all present production is from very high grade, direct shipping ore.  There are now about 6 shaft mines active, that produce hand sorted, direct shipping ore (1 kilo silver mining cut off grades) that is processed in the community mill located south of Parral, or direct shipped to the Torreon smelter.  The active mines are operated by contract miners.  District and mine production figures are unknown.  The largest mine in the District was the La Ceniza mine developed by ASARCO on direct shipping ore in the 1930’s and 1940"s, which was also a small scale open stope and shallow shaft mine (production unknown).

Geologic mapping, soils and rock chip sampling and geophysics has expanded the strike length of the mineralized Cordero Porphyry Belt by about 60% since 2009 and provides the geologic systematics of the Belt now being used to improve exploration targeting.   Recognition of three mineralized diatreme complexes in the Belt to the southwest of the Cordero district mined in the past and significantly expands the untested exploration potential of the Belt for bulk tonnage type silver, gold, zinc, lead deposits.

With Phase 1 through 3 drilling results to date it is clear that there are four types of mineralization with bulk tonnage potential when combined:

•	Type 1 – very high grade, narrow veins and vein swarms.

•
Type 2 – Diatreme breccia  mineralization:  clasts, matrix and through going veins within diatreme host rocks, which include mineralized rhyolite and dacitebreccia dikes; sphalerite, argentiferous galena, minor silver sulfosalt minerals and pyrite, with rusty weathering carbonate gangue minerals and occasionally rhodocrosite

•	Type 3 - High grade replacement type mineralization within the contact zones of porphyry intrusives; intergrown near massive, coarse grained argentiferous galena, spalerite and lessor pyrite.

•
Type 4 – Disseminated and stockwork vein mineralization typical of bulk tonnage porphyry deposits;  sphalerite, argentiferous galena, minor, very fine grained silver sulfosalt minerals, pyrite and locally molybdenite, with associated rusty weathering carbonate and minor rhodocrosite gangue minerals and typical association alteration assemblages.

The Pozo de Plata Diatreme Complex was recognized, mapped, trenched and initially drilled in 2009.  Hole C09-5 was a discovery hole and cut 152 m grading 80.64 g/T Ag, 0.61 g/T Au, 1.41% Zn and 1.22% Pb within the mineralized diatreme.  The current Pozo de Plata offset drill grid (50 m offsets) has partially tested the down dip projection of Ag, Au, Zn and Pb anomalies in soils, rock chip and trench sampling results, as well as soils, altered diatreme exposures, trench geology and a 3D IP chargeability anomaly identified in a 2009 survey.  Results from trenches 1 through 4 illustrate the wide intervals of surface mineralization.

Phase 2 Pozo de Plata drilling focused on an area that measures about 350 m NS by 300 m EW with significant mineralization generally to depths of 300-350 m depths.  Scattered mineralized intercepts down to vertical depths of 500 m at the ends of some holes, indicate portions of the mineralized zone may be open at depth.   The mineralized zone is entirely open on strike to the north, south, west and perhaps east and is being offset by Phase 3 delineations drilling in progress.

Proposed Exploration

Levon’s 2010-2011 exploration goals are to: 1) expand and delimit the Pozo de Plata Diatreme discovery and the Cordero Porphyry discovery and start initial engineering and metallurgical studies; 2) identify and drill test any other mine scale Ag, Au, Zn, Pb bulk tonnage targets in the Cordero Porphyry Belt; 3) complete a maiden NI 43-101 resources estimate in Q2 2011, to be authored by IMC Engineering, and a preliminary economic assessment (PEA) to be authored by M3 Engineering and Technical Services in Q3 2011 as Phase 3 drilling continues.

Our aim is to continue drilling the property on an accelerated basis, at a rate the exploration results warrant.

A Phase 3 drilling program is now underway that is focusing on delineation of the two grid drilled discovery zones Levon has found:  Pozo de Plata Diatreme and Cordero Porphyry Zone.

The project is under the direct supervision of Mr. Vic Chevillon, M.A., C.P.G., Levon’s Vice President of Exploration. Mr. Chevillon is a qualified person within the context of National Instrument 43-101.

All drill holes are HQ core holes (some reduced to NQ core) drilled by HD Drilling, Mazatlan, Mexico, utilizing best industry practices.  The core is sawed (except in highly broken zones, where it is split) and sampled continuously through 2 m intervals on the Cordero site at a secure core storage facility.  ALS Chemex, Chihuahua takes custody of the samples at the core shed and delivers the samples to their Chihuahua labs for preparation.  ALS Chemex has the prepared sample pulps flown to Vancouver for assay analysis in the lab.  Levon employs a rigorous quality assurance and quality control ("QAQC") program in the core drilling and sampling program comprised of control samples that include standardized material, blanks and duplicates.  AMEC Americas Ltd. ("AMEC") has designed the QAQC protocol from a study they prepared.  IMC monitors the QAQC results.

DESCRIPTION OF NON-MATERIAL PROPERTIES

Congress Property, British Columbia, Canada

The Company owns a 50% leasehold interest in 45 claims in the Lillooet Mining Division, British Columbia. The mineral claims were purchased from a company with common directors.

The Congress claims are subject to a Joint Venture Agreement dated February 25, 1983 between the Company and Veronex Resources Ltd. ("Veronex"). In 1983 Veronex earned a 50% net interest in the claims (net of a 5% net smelter royalty) held by the Company, by expending $1,000,000 on the property. Under the terms of the Joint Venture Agreement each party is equally responsible for expenses of the joint ventures. In the event that a party is unable to pay its portion of expenses, such party’s interest in the joint venture will be diluted. Exploration under the Joint Venture ceased in 1989. The Company is currently reviewing ownership of the Veronex 50% interest and working on updating this agreement.

The property consists of eight crown granted mineral claims, one reverted crown granted mineral claim, three mineral leases and 11 mineral claims totaling 109 cells covering approximately 2432 hectares. The crown granted mineral claims are treated like fee simple property similar to patented mineral claims in other jurisdictions. Surface, water and timber rights are attached to mineral rights and the property is held by paying annual taxes on these claims. The reverted crown granted mineral claim is treated the same as a mineral claim cell. These claims are kept in good standing by paying $200 per cell or carrying out and documenting $200 in work per cell in the claim block per year. The mineral leases are kept in good standing by paying rental fees totaling $2,110 per year. All claims and leases are contiguous and in good standing.

The Congress property was the subject of a technical report prepared in November 2005, which classified and restated historical resource estimates as current resource estimates in a manner not in compliance with the requirements of National Instrument 43-101. This non-compliant disclosure regarding the Congress property was subsequently replicated in certain of the Company's continuous disclosure documents, including the unamended version of this AIF.

The currently available information on the Congress property is inadequate to support the disclosure of mineral resources, and any prior disclosure made by the Company indicating otherwise has been formally retracted and should not be relied upon.

The Company has no plans to carry out exploration activities on the Congress property in the next fiscal year.

Goldbridge Claims (also known as the BRX claims), British Columbia, Canada

Levon owns a 50% interest in 74 mineral claims in the Gold Bridge area, Lillooet Mining Division, British Columbia. The BRX property lies south of Gold Bridge, centered at approximately latitude 50°50' N, longitude 122° 50' W and encompasses 77 tenures of which 73 cover reverted crown grants and four modified grids claims. These claims form one contiguous parcel and cover a nominal 1 065 ha.  The claims are accessible via Highway 99 North from Vancouver through Squamish and Whistler to Pemberton. From May to November, access can be obtained by turning left through Pemberton, then right along the Pemberton Meadows Road for 23 km to the Hurley River Road, which passes the Outdoor School and is followed for 50 km to Highway 40, approximately 0.25 km west of Goldbridge. In winter continue on Highway 99 past Pemberton to Lillooet, then 110 km west along the Carpenter Lake Road (Highway 40) to Goldbridge.

The Company obtained a permit number MX-4503 dated June 27, 2003 and amended March 24, 2004 for which underground development is approved for exploration on vein for a total of 60 m.  A permit issued in 1994 for trenching and drilling on the property is still extant and for which a reclamation bond of $3,500 remains with the provincial government.

Between 1984, when the property was acquired, and 1986, the Company carried out a re-evaluation involving line cutting, soil sampling, geological mapping, VLF-EM surveys and back-hoe trenching followed by underground sampling and mapping at the California 2 level and Why Not adits and in 1987, drilled 518 m over six short holes on the Rand zone. In addition two holes of 307 m aggregate were drilled on a quartz vein in the Hurley river bed, about 350 m south of the Arizona portal.  In late 1994 trenching and drilling on targets located in 1985 found that the gold was generally low grade.

There is no underground or surface plant or equipment located on the claims.  The claims remain in good standing until December 25, 2014.

The Company has no plans to carry out exploration activities on the BRX claims in the next fiscal year. As at the date of this AIF, the Goldbridge Claims (BRX) is without known mineral resources.

Wayside Property, British Columbia, Canada

In 1997 the Company acquired a 100% interest 27 mineral claims known as the Wayside claims for $5,000. There has been no exploration activity on the claims nor are there future plans to conduct exploration at this time.  The claims are considered of merit and we will continue to maintain them in good standing. The Company wrote the claims down in fiscal 2002 to $9,089 by a charge to operations of $42,119.

The Company has no plans to carry out exploration activities on the Wayside property in the next fiscal year. As at the date of this AIF, the Wayside property is without known mineral resources.

Norma Sass and Ruf Claims, Nevada, USA

In fiscal year 2003, the Company acquired a 33.33% interest in the mineral claims known as the Norma Sass and Ruf Claims from Coral Gold Resources Ltd. ("Coral") a public company related by common directors.  The property consists of 36 mining claims (the Norma Sass claims) and 23 claims (the Ruf claims) and is located in Cortez Au district in Lander County, Nevada north of Barrick’s Pipeline Mine.

In September 2008, the Company and Coral’s wholly-owned U.S. subsidiary, CRI entered into an exploration, development and mine operating agreement (the "Agreement") with Barrick, wherein Barrick is granted the option to acquire up to a 75% interest in CRI’s and the Company’s interests in the Norma Sass Property, Nevada, consisting of 36 unpatented mining claims. In September 2010, Barrick elected to terminate the Agreement.

There is no underground or surface plant or equipment located on the Norma Sass or the Ruf claims.

The Company has no plans to carry out exploration activities on the Norma Sass or the Ruf claims in the next fiscal year.  As at the date of this AIF, the Norma Sass and Ruf Claims are without known mineral resources.

Eagle Claims, Nevada, USA

The Company holds a 50% interest, subject to a 3% net smelter royalty to a maximum of US$1,250,000 in the Eagle claims. The property consists of 46 lode claims (approximately 646 acres), known as the Eagle 15 to 50 and Eagle 53 to 61 and are located in Corral Canyon, in Lander County, Nevada.  Access to the property is through Elko, Nevada, a regional mining supply center, via Highways 80 and 306, a distance of approximately 90 kilometers and then an additional 13 kilometers on a gravel access road from the community of Crescent Valley.  A four-wheel drive vehicle is usually necessary to access all roads on the property.  There is no underground or surface plant or equipment on neither the property, nor any known body of commercial ore.

The Company has not conducted exploration on the Eagle property since 1997 when a surface geophysical exploration program was conducted. In 2002, when the Company decided not to conduct further work on the property, the property was written down to a nominal value of $1 by a charge to operations of $232,170.  Although the Company has no further plans to explore the property it keeps the claims in good standing by paying its 50% of the cost (approximately US $3,500 annually) in holding fees and taxes with the intent of selling the property, if and, when the opportunity presents itself.

The Company has no plans to carry out exploration activities on the Eagle claims in the next fiscal year.  As at the date of this AIF, the Eagle claims are without known mineral resources.

Risk Factors

In addition to the other information presented in this AIF, the following should be considered carefully in evaluating the Company and its business. This AIF contains forward-looking statements that involve risk and uncertainties. The Company’s actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below and elsewhere in this AIF.

We will be required to raise additional capital to mine our properties.

The Company is currently in the exploration stage. If the Company determines after further work, including the completion of a positive feasibility study, that it is feasible to begin operations on its properties, the Company will be required to raise additional capital in order to develop and bring the properties into production. Our ability to raise funds will depend on several factors, including, but not limited to, current economic conditions, our properties, our prospects, metal prices, businesses competing for financing and our financial condition. There can be no assurance that we will be able to raise funds, or to raise funds on commercially reasonable terms.

Limited and volatile trading volume.

The volume of trading of the common shares on the stock exchanges on which they are listed has been limited and volatile in the past and is likely to continue to be so in the future. Lower trading volume reduces the liquidity of an investment in the common shares, making it difficult for investors to readily sell their shares in the open market.  Without a liquid market for the common shares, investors may be unable to sell their shares at favourable times and prices and may be required to hold their shares in declining markets or to sell them at unfavourable prices.

Volatility of share price.

In recent years, securities markets in Canada have experienced a high level of price volatility.  The market price of many resource companies, particularly those, like the Company, that are considered speculative exploration companies, have experienced wide fluctuations in price, resulting in substantial losses to investors who sold their shares at a lower price than what they paid.  These fluctuations are based only in part on the level of progress of exploration, and can reflect general economic and market trends, world events or investor sentiment, and may sometimes bear no apparent relation to any objective factors or criteria.  During the 12 months ended December 31, 2010, the price of the Company’s common shares fluctuated on the on the TSX Venture Exchange between a low of $0.40 and a high of $2.08.  Significant fluctuations in the Company’s common share price are likely to continue, and could potentially increase in the future.

The Company’s properties are all at the exploration stage and have no reserves or resources.

All of the Company’s properties are in the exploration stage and are without a known ore body. If the Company does not discover an ore body on in its properties, the Company will search for other properties where it can continue similar work, but there can be no assurances that the Company will be successful in doing so.

The Company’s mineral exploration efforts may be unsuccessful.

Despite exploration work on its mineral claims, no known bodies of commercial ore or economic deposits have been established on any of the Company’s properties. In addition, the Company is at the exploration stage on all of its properties and substantial additional work will be required in order to determine if any economic deposits occur on the Company’s properties. Even if commercial quantities of minerals are discovered, the exploration properties might not be brought into a state of commercial production. Finding mineral deposits is dependent on a number of factors, including the technical skill of exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices and exchange rates. Most of these factors are beyond the control of the entity conducting such mineral exploration. The Company is an exploration stage company with no history of revenue or net income and there can be no assurances that the Company will generate net income in the future.

The mining industry is highly speculative and involves substantial risks.

The mining industry, from exploration and development to production, is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding economically feasible mineral deposits to build and mine. The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection, the combination of which factors may result in the Company not receiving an adequate return on investment capital.

Uncertainty of continuing as a going concern.

The continuation of the Company depends upon its ability to attain profitable operations and generate cash flow from operations and/or to raise equity capital through the sale of its securities. As a result, there is uncertainty about the Company's ability to continue as a going concern. The Company's financial statements do not include the adjustments that would be necessary if the Company were unable to continue as a going concern.

We have incurred net losses since our inception and expect losses to continue.

The Company has not been profitable since its inception as it is an exploration company.  For the fiscal year ended March 31, 2010, the Company had a net loss of $730,892 and an unrealized gain on investments of $11,183 for a total comprehensive loss of $719,709, and an accumulated deficit on March 31, 2010 of $22,532,237.  For the nine months ended December 31, 2010, the Company had a net loss $4,307,924 and an unrealized loss on investments of $3,520 for a total comprehensive loss of $4,311,444, and an accumulated deficit on December 31, 2010 of $26,840,161.  The Company has not generated revenues from operations and does not expect to generate revenues from operations until at least one of its properties is placed in production.  There is no assurance that any of the Company’s properties will be placed into production or if placed into production would be profitable.

There are no assurances that we will discover minerals on a commercially viable basis.

The Company’s ability to generate revenues and profits would occur through successful exploration and development of, and production from, its existing properties or through acquisitions of interests in an operating asset. Substantial expenditures will be incurred in an attempt to establish the economic feasibility of mining operations by identifying mineral deposits and establishing ore reserves through drilling and other techniques, developing metallurgical processes to extract metals from ore, designing facilities and planning mining operations. The economic feasibility of a project depends on numerous factors, including capital expenditures required to build mining and processing facilities required to extract the desired minerals, the total amount of ore that can be mined and processed using a given facility, the proximity of the mineral deposits to a user of the minerals, and the price of the commodity being mined. There is no assurance that existing or future exploration programs or acquisitions will result in the identification of deposits that can ultimately be mined profitably.

The commercial quantities of ore cannot be accurately predicted.

Whether an ore body will be commercially viable depends on a number of factors including the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as commodity prices and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in a mineral deposit being unprofitable.

Competition for mineral land.

There is a limited supply of desirable mineral lands available for acquisition, claim staking or leasing in the areas where the Company contemplates expanding its operations and conducting exploration activities. Many participants are engaged in the mining business, including large, established mining companies. Accordingly, there can be no assurance that the Company will be able to compete successfully for new mining properties.

Competition for recruitment and retention of qualified personnel.

We compete with other exploration companies, many of which have greater financial resources or are further in their development, that compete with us for the recruitment and retention of qualified employees and other personnel.  Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and supplies.  If we require and are unsuccessful in acquiring additional personnel or other exploration resources, we will not be able to grow at the rate we desire or at all.

Uncertainty of exploration and development programs.

The Company's profitability is significantly affected by the costs and results of its exploration and development programs. As mines have limited lives based on proven and probable mineral reserves, the Company actively seeks to define its mineral reserves, primarily through exploration, development and strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and is frequently unsuccessful. Among the many uncertainties inherent in any gold and silver exploration and development program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities. Assuming the discovery of an economic deposit, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and, during such time, the economic feasibility of production may change. Accordingly, the Company's exploration and development programs may not result in any new economically viable mining operations or yield new mineral reserves. At this time, none of the Company’s properties have any defined ore bodies with proven reserves.

Reliance on a Single Property.

The Company’s only material property is the Cordero property. Unless the Company acquires additional properties or projects or discovers additional deposits at the Cordero property, the Company, if successful in developing the Cordero property, will be solely dependent upon a single mine operation at the Cordero property for its revenue and profits, if any. The Company cannot assure you that it will establish any reserves at the Cordero property or that it will successfully develop any mining operations at the Cordero property.

Uncertainty regarding obtaining and maintaining necessary licenses and permits.

The operations of the Company require licenses and permits from various governmental authorities. The Company believes that it holds all necessary licenses and permits under applicable laws and regulations and believes that it is presently complying in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee that the Company will be able to obtain or maintain all necessary licenses and permits as are required to explore and develop its properties, commence construction or operation of mining facilities and properties under exploration or development.

The Company may become subject to litigation.

Although the Company is not currently subject to litigation, it may become involved in disputes with other parties in the future, which may result in litigation. Any litigation could be costly and time consuming and could divert our management from our business operations. In addition, if the Company is unable to resolve any litigation favourably, it may have a material adverse impact on the Company's financial position.

Risks relating to potential acquisitions.

The Company undertakes evaluations of opportunities to acquire additional mining properties.  Any resultant acquisitions may be significant in size, may change the scale of the Company's business, and may expose the Company to new geographic, political, operating, financial and geological risks. The Company's success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms, and integrate the assets successfully. Any acquisitions would be accompanied by risks, such as a significant decline in the price of commodities, the ore body proving to be below expectations, the difficulty of assimilating the operations and personnel of any acquired companies, the potential disruption of the Company's ongoing business, the inability of management to maximize the financial and strategic position of the Company through the successful integration of acquired assets and businesses, the maintenance of uniform standards, controls, procedures and policies, the impairment of relationships with customers and contractors as a result of any integration of new management personnel and the potential unknown liabilities associated with acquired mining properties. In addition, the Company may need additional capital to finance an acquisition.  Historically, the Company has raised funds through equity financing and the exercise of options and warrants. However, the market prices for natural resources are highly speculative and volatile. Accordingly, instability in prices may affect interest in resource properties and the development of and production from such properties that may adversely affect the Company's ability to raise capital to acquire and explore resource properties. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Potential for conflict of interest.

Certain directors and officers of the Company are officers and/or directors of, or are associated with, other natural resource companies that acquire interests in mineral properties.  Such associations may give rise to conflicts of interest from time to time.  Consequently, there is a possibility that the Company’s directors and/or officers may be in a position of conflict in the future.

Dependence on management.

We are dependent on the services of key executives including our President and Chief Executive Officer and other highly skilled and experienced executives and personnel focused on advancing our corporate objectives as well as the identification of new opportunities for growth and funding.  Due to our relatively small size, the loss of these persons or our inability to attract and retain additional highly skilled employees required for our activities may have a material adverse effect on our business and financial condition.

Foreign Operations.

The Company’s operations are currently conducted in Mexico and, as such, its operations are exposed to various levels of political, economic and other risks and uncertainties which could result in work stoppages, blockades of the Company’s operations and expropriation of assets. Some of the Company’s operations are located in areas where Mexican drug cartels operate. These risks and uncertainties vary from region to region and include, but are not limited to, terrorism; hostage taking; local drug gang activities; military repression; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Local opposition to mine development projects could arise in Mexico, and such opposition could be violent. There can be no assurance that such local opposition will not arise with respect to the Company’s Mexican operations. If the Company were to experience resistance or unrest in connection with its Mexican operations, it could have a material adverse effect on its operations and profitability.

To the extent the Company acquires mineral properties in jurisdictions other than Mexico, it may be subject to similar and additional risks with respect to its operations in those jurisdictions.

Difficulty for U.S. investors to effect service of process against the Company.

The Company is incorporated under the laws of the Province of British Columbia, Canada. Consequently, it will be difficult for United States investors to affect service of process in the United States upon the directors or officers of the Company, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. The majority of the Company's directors and officers are residents of Canada. A judgment of a United States court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the United State court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

The Company's exploration activities are subject to various federal, provincial, state and local laws and regulations.

The Company is subject to laws and regulations that govern the exploration, development, mining, production, importing and exporting of minerals; taxes; labour standards; occupational health; waste disposal; protection of the environment; mine safety; toxic substances; and other matters.  Amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation thereof could have a substantial adverse impact on the Company. Applicable laws and regulations will require the Company to make certain capital and operating expenditures to initiate new operations. Under certain circumstances, the Company may be required to stop its exploration activities until a particular problem is remedied or to undertake other remedial actions. The activities of the Company require licences and permits from various governmental authorities.

The costs associated with compliance with these laws and regulations can be substantial and possible future laws and regulations, changes to existing laws and regulations and more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expenses, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of its properties. Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety practices of the Company’s past and current operations, or possibly even those actions of parties from whom the Company acquired its properties, and could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions. The Company retains competent and well trained individuals and consultants in jurisdictions in which it does business, however, even with the application of considerable skill the Company may inadvertently fail to comply with certain laws. Such events can lead to financial restatements, fines, penalties, and other materially negative impacts on the Company.

Commodity prices are highly speculative.

Commodity prices are highly speculative and volatile. Instability in metal prices may affect the interest in mining properties and the exploration, development and production of such properties. If silver or gold prices substantially decline, this may adversely affect the Company’s ability to raise capital to explore for existing and new mineral properties.

The Company operates in a highly competitive industry.

The Company competes with other developmental resource companies, which have similar operations, and many competitors have operations, financial resources, and industry experience greater than those of the Company. The Company may encounter increasing competition from other mining companies in our efforts to acquire mineral properties and hire experienced resource industry professionals. Increased competition could adversely affect our ability to attract necessary capital funding or to acquire suitable producing properties or prospects for mineral exploration in the future.

Penny stock rules may make it more difficult to trade the Company’s common shares.

The United States Securities and Exchange Commission has adopted regulations which generally define a "penny stock" to be any equity security that has a market price of less than US$5.00 per share or an exercise price of less than US$5.00 per share, subject to certain exceptions.  The Company’s securities may be covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and accredited investors such as institutions with assets in excess of US$5,000,000 or an individual with net worth in excess of US$1,000,000 or annual income exceeding US$200,000 or US$300,000 jointly with his or her spouse.  For transactions covered by this rule, the broker-dealers must make a special suitability determination for the purchase and receive the purchaser’s written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker dealers to sell the Company’s securities and also affect the ability of its investors to sell their shares in the secondary market.

Risks relating to environmental regulations.

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that any future changes in environmental regulation, will not adversely affect the Company’s operations. The costs of compliance with changes in government regulations have the potential to reduce the profitability of future operations. Environmental hazards that may have been caused by previous or existing owners or operators may exist on the Company’s properties, but are unknown to the Company at the present.

Political or economic instability or unexpected regulatory change.

Certain of our properties are located in countries, provinces and states more likely to be subject to political and economic instability, or unexpected legislative change, than is usually the case in certain other countries, provinces and states.  Our mineral exploration activities could be adversely effected by:

•	political instability and violence;

•	war and civil disturbances;

•	expropriation or nationalization;

•	changing fiscal regimes;

•	fluctuations in currency exchange rates;

•	high rates of inflation;

•	underdeveloped industrial and economic infrastructure;

•	changes in the regulatory environment governing mineral properties; and

•	unenforceability of contractual rights,

any of which may adversely affect our business.

Title to Assets.

Although the Company has or will receive title opinions for any properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. The Company has not conducted surveys of the claims in which it holds direct or indirect interests and, therefore, the precise area and location of such claims may be in doubt. The Company’s claims may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by unidentified or unknown defects. The Company has conducted as thorough an investigation as possible on the title of properties that it has acquired or will be acquiring to be certain that there are no other claims or agreements that could affect its title to the concessions or claims. If title to the Company’s properties is disputed it may result in the Company paying substantial costs to settle the dispute or clear title and could result in the loss of the property, which events may affect the economic viability of the Company.

The Company is subject to foreign currency fluctuations.

The Company explores in more than one country and the Company's functional currency is the Canadian Dollar. The Company's offices are located in Canada, and certain of its mining exploration properties are located in Mexico and the United States. The Company’s financial results are reported in Canadian Dollars. Any appreciation in the currency of the United States, Mexico or other countries where we carry out exploration activities against the Canadian or U.S. Dollar will increase our costs of carrying out operations in such countries.  Fluctuations in and among the various currencies in which the Company operates could have a material effect on the Company’s operations and its financial results.

International Financial Reporting Standards.

The Company is adopting International Financial Reporting Standards (“IFRS”) as required by the Accounting Standards Board of Canada (“AcSB”) and issued by the International Accounting Standards Board (“IASB”). The effective changeover date for the Company is April 1, 2011, at which time Canadian generally accepted accounting principles (“GAAP”) will cease to apply to the Company and will be replaced by IFRS. Following this time, the Company will issue its first set of interim financial statements prepared under IFRS for the quarter ended June 30, 2011, including restated comparative IFRS financial results for the quarter ended June 30, 2010 and an opening balance sheet as at April 1, 2010. The first annual IFRS consolidated financial statements will be prepared for the year ended March 31, 2012 with restated comparatives for the year ended March 31, 2011.

The Company, with the assistance of its external advisors, continues to undertake an internal initiative to govern the transition to IFRS and is currently assessing the impact of the transition to IFRS on its consolidated financial statements. This transition will be an ongoing process as new standards are issued by the AcSB and the IASB. The transition to IFRS will impact the Company’s accounting and financial reporting processes as well as the information systems and business processes within the Company.

To date, the Company has identified the key accounting differences between IFRS and GAAP and is currently in the process of assessing those applicable to the Company. The significant areas of differences identified to date are with respect to future income taxes related to the Company’s acquisition of Valley High and application of the graded vesting of stock options as required by IFRS as compared to the straight line method permitted in accordance with GAAP.  However, at this time, the Company is still in the process of assessing and quantifying the impact that IFRS will have on the Company’s financial statements. The changes from GAAP to IFRS will have a significant impact on the Company 's consolidated financial statements, and there can be no assurances that the impact will not be adverse.

DIVIDEND POLICY

The Company’s policy is to retain earnings, if any, for the financing of future growth and development of its business.  As a result, the Company does not intend to pay dividends in the foreseeable future.

DESCRIPTION OF CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of common shares (the "common shares") without par value.

The holders of the Company’s common shares are entitled to receive notice of and to attend all meetings of the shareholders of the Company. Each common share carries the right to one vote. In the event of the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of its assets among its shareholders for the purpose of winding up its affairs, the holders of the common shares of the Company are entitled to receive the remaining property and assets of the Company on a pro rata basis.

As of February 10, 2011, the Company had 86,151,353 common shares issued and outstanding.

Stock Options:
Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (Feb 10/11)
April 25, 2011	$0.21	350,000
October 2, 2011	$0.10	150,000
January 26, 2012	$0.18	25,000
September 14, 2012	$0.35	150,000
September 14, 2012	$0.50	50,000
April 28, 2014	$0.25	325,000
March 15, 2012	$0.70	270,000
January 28, 2015	$0.70	300,000
May 1, 2012	$0.85	100,000
May 1, 2012	$1.25	100,000
June 14, 2012	$0.85	100,000
June 14, 2012	$1.25	100,000
July 20, 2015	$0.65	700,000
September 3, 2015	$1.00	3,450,000
November 15, 2013	$1.25	500,000
November 15, 2011	$1.35	50,000
November 15, 2011	$1.50	50,000
November 15, 2011	$2.00	50,000
January 10, 2012	$1.85	50,000
TOTAL:		6,870,000

MARKET FOR SECURITIES

The common shares of the Company are listed and posted for trading on the TSX Venture Exchange (the "TSX-V") under the symbol "LVN". The following table sets out the monthly price and volume of trading for the common shares of the Company on the TSX-V during the fiscal year ended March 31, 2010:

Month	High	Low	Volume
April 2009	0.195	0.12	682,861
May 2009	0.16	0.11	450,150
June 2009	0.23	0.13	1,766,303
July 2009	0.23	0.15	3,949,820
August 2009	0.18	0.15	974,720
September 2009	0.225	0.155	1,410,050
October 2009	0.37	0.20	3,391,450
November 2009	0.72	0.33	10,202,198
December 2009	0.49	0.345	2,335,867
January 2010	0.68	0.40	4,043,439
February 2010	0.79	0.57	3,496,719
March 2010	0.95	0.66	5,261,715

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

As at March 31, 2010, the Company had no escrowed securities or securities subject to contractual restriction on transfer.

DIRECTORS AND OFFICERS

Directors and Senior Management

The following list sets out for each director and executive officer of the Company, as at March 31, 2010, his name, province and country of residence, the positions and offices in the Company currently held by that individual, the period during which such individual has served as a director or executive officer of the Company and that individual’s principal occupation during the past five years.

Each director serves as a director until the next annual general meeting of shareholders of the Company or until his successor is elected or appointed.

Nominee Position with the Company and Province/State and Country of Residence	Principal Occupation, Business or Employment (1)	Director/Officer of the Company Since	Committee Membership	Common Shares Beneficially Owned or Controlled as of August 20, 2010(2)
William C. Glasier Mill Bay, BC Canada Director	Mining Executive; President of Mill Bay Ventures Inc.	May 22, 1990	Audit Committee, Compensation Committee & Corporate Governance Committee	362,381
Gary Robertson Moncton, NB Canada Director	Provincial manager for Dundee Wealth Management and Financial Planner for Dundee Private Investors	August 3, 2005	Audit Committee & Compensation Committee	590,000 (3)
Ron Tremblay Cabo San Lucas, Mexico Director, President and CEO	President of Stone's Throw Capital Corp.	September 7, 2006	Compensation Committee & Corporate Governance Committee	14,648,000 (4)
David Wolfin West Vancouver, BC, Canada Director and Vice-President Finance	Mining Executive; Officer and/or Director of several reporting issuers	November 23, 2006	N/A	604,000 (5)
Louis Wolfin (6) West Vancouver, BC, Canada Director and Chairman	Mining Executive; Officer and/or Director of several reporting issuers	September 26, 1978	N/A	3,551,974(7)
Victor Chevillon Reno, NV, USA Director & Vice-President Exploration	Consulting Exploration Geologist and Director of several reporting issuers	September 6, 2007	Audit Committee	1,102,500
Lisa Sharp Vancouver, BC, Canada Chief Financial Officer	Chief Financial Officer of several reporting issuers	June 9, 2008	N/A	50,000
Dorothy Chin Vancouver, BC, Canada Corporate Secretary	Corporate Secretary of several reporting issuers	September 25, 2008	N/A	Nil

(1)
The information as to principal occupation, business or employment and common shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Each director has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years unless otherwise indicated.

(2)
The number of common shares beneficially owned by the directors, directly or indirectly, is based on information furnished by Computershare Investor Services Inc., the registrar and transfer agent of the Company, and by the directors themselves.

(3)	Of these common shares, Gary Robertson holds 240,000 common shares indirectly through 058907 NB Ltd., a company of which he is the sole shareholder.

(4)	These common shares are held by Ron Tremblay indirectly through Stone's Throw (Barbados) Ltd., a company of which he is the sole shareholder.

(5)	Of these common shares, David Wolfin holds 330,000 common shares indirectly through Intermark Capital Corporation, a company of which he is the sole shareholder, director and officer.

(6)	Subsequent to March 31, 2010, Louis Wolfin resigned as a director of the Company.

(7)	As at August 20, 2010, Louis Wolfin held 647,974 common shares indirectly through Frobisher Securities Inc., a company of which he was at such time the President, a control person and a director.

On July 9, 2010, Ron Barbaro of Toronto, Ontario was appointed as a director of the Company. As of August 20, 2010, Mr. Barbaro held 500,000 common shares of the Company.

Except as disclosed below, to the knowledge of the Company, no director or executive officer is, or has, within the 10 years before the date of this AIF, been a director or chief executive officer or chief financial officer of any company that,

(a)	was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)
was subject to an order that was issued after the director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

David Wolfin, a director and officer of the Company, was a director of Gray Rock Resources Ltd. at the date of a cease trade order issued by the British Columbia Securities Commission (“BCSC”) on May 29, 2002 for failure to file financial statements. The order was revoked on January 10, 2005.

Lisa Sharp, an officer of the Company, was the Chief Financial Officer of Sonic Technology Solutions Inc. at the date of a cease trade order issued by the BCSC on May 5, 2009 for failure to file its financial statements on time. The order was revoked on July 10, 2009.

No director or executive officer of the Company has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

No director or executive officer of the Company has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a security regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in making an investment decision.

The foregoing information, not being within the knowledge of the Company, has been furnished by the respective directors and officers.

INFORMATION ON THE AUDIT COMMITTEE

The Audit Committee assists the board of directors (the "Board") in its oversight of the Company’s financial statements and other related public disclosures, the Company’s compliance with legal and regulatory requirements relating to financial reporting, the external auditors, qualifications and independence and the performance of the internal audit function and the external auditors. The Audit Committee has direct communications channels with the Company’s auditors. The Audit Committee reviews the Company’s financial statements and related management’s discussion and analysis of financial and operating results. The Audit Committee can retain legal, accounting or other advisors.

Composition

The current members of the Audit Committee are William Glasier and Gary Robertson. All of the members of the Audit Committee are independent and are considered to be financially literate.

Charter

The Company has adopted a charter (the "Charter") of the Audit Committee of the Board, which is attached as Schedule "A" to this AIF.

Relevant Education and Experience

Mr. William Glasier and Mr. Gary Robertson are directors and/or senior officers of other reporting issuers which face the breadth and level of complexity of issues which can reasonably be expected to be raised by the Company's financial statements. In such capacities, they have developed an understanding of the accounting principles used by the Company to prepare its financial statements and in connection with the accounting for estimates, accruals and reserves and of internal controls and procedures used for financial reporting.

Audit Committee Oversight

The Audit Committee has not made any recommendations to the Board to nominate or compensate any external auditor.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described under the heading "External Auditors" in the Company’s Audit Committee Charter.

Reliance on Certain Exemptions

The Company is relying upon the exemption from all independent and financially literate of its Audit Committee and the reporting obligations found in section 6.1 of MI 52-110.

The Company’s auditors, Smythe Ratcliffe LLP, Chartered Accountants, have not provided any material non-audited services.

The Company is also relying upon the exemption for de minimis non-auditor services found in section 2.4 of MI 52-110.

External Auditor Service Fees

The Audit Committee has reviewed the nature and amount of the non-audited services provided by Smythe Ratcliffe LLP, Chartered Accountants, to the Company to ensure auditor independence. Fees incurred for audit and non-audit services in the last two fiscal years for audit fees are outlined in the following table:

Nature of Services	Fees Paid to Auditor in Year Ended March 31, 2010	Fees Paid to Auditor in Year Ended March 31, 2009
Audit Fees(1) (5)	$34,000	$28,000
Audit-Related Fees(2) (5)	$5,500	$3,750
Tax Fees(3) (5)	$1,000	$1,500
All Other Fees(4)	Nil	Nil

(1)
"Audit Fees" include fees necessary to perform the annual audit of the Company’s consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)	"Audit-Related Fees" include services that are traditionally performed by the auditor. These audit-related services include review of the Company’s Form 20-F.

(3)
"Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)	"All Other Fees" include all other non-audit services.

(5)	Fees are estimated for the year ended March 31, 2010.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Management is not aware of any legal proceedings outstanding, threatened or pending as of the date hereof by or against the Company.

During the fiscal year ended March 31, 2010, the Company was not subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority;

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision; or

(c)	any settlement agreements entered into before a court relating to securities legislation or with a securities regulatory authority.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as set out below, since the commencement of the Company’s most recently completed financial year, no director or executive officer of the Company or any person or company, nominee for director or any associate or affiliate of any informed person or nominee, had any material interest, direct or indirect, in any transaction, or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

To the knowledge of the Company’s directors and senior officers, the following table sets forth certain information as at March 31, 2010 concerning the ownership of the Company’s common shares as to each person known by the directors and senior officers, based solely upon public records and filings, to be the direct and/or indirect owner of more than five (5%) percent of the Company’s common shares, who owned more than five percent of the outstanding shares of each class of the Company’s voting securities.

Name	Number of Shares of Common Stock Owned		Percent of Class
Louis Wolfin(1)	3,551,974		4.29%
Ron Tremblay	14,648,000	(2)	17.69%
All Officers and Directors as a Group (10 persons)	21,433,855		25.89%

(1) Subsequent to March 31, 2010, Louis Wolfin resigned as a director of the Company.

(2) These shares are held by Ron Tremblay indirectly through Stone's Throw (Barbados) Ltd., a company of which he is the sole shareholder.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the common shares of the Company is Valiant Trust Company at its principal office in Vancouver, British Columbia.

MATERIAL CONTRACTS

During the fiscal year ended March 31, 2010, the Company did not enter into any material contracts, other than contracts entered into in the ordinary course of business.

In February 2009, the Company signed a Letter of Intent with Valley High, whereby Levon would earn a 51% ownership and operatorship interest from Valley High by making a cash payment of US$10,000 (CDN$12,513) (paid) and by spending CDN$1,250,000 (incurred) by the end of February 2013 to explore and develop the Cordero Property. The Company earned its 51% interest in January 2010, and subsequent to the date of this AIF, the Company acquired the remaining 49% interest from Valley High pursuant to a court-sanctioned plan of arrangement.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, if any, principal holders of the Company’s securities and securities authorized for issuance under the option plan is contained in the Company’s last management information circular dated August 20, 2010, prepared in connection with the Company’s general and annual meeting of shareholders held on September 27, 2010.

Additional financial information is provided in the Company’s audited financial statements and management’s discussion and analysis for the fiscal year ended March 31, 2010.

SCHEDULE A

LEVON RESOURCES LTD.
(the "Company")

AUDIT COMMITTEE CHARTER

Purpose of the Committee

The purpose of the Audit Committee (the "Committee") of the Board of the Company is to provide an open avenue of communication between management, the Company’s independent auditors and the Board and to assist the Board in its oversight of:

(a)	the integrity, adequacy and timeliness of the Company’s financial reporting and disclosure practices;

(b)	the Company’s compliance with legal and regulatory requirements related to financial reporting; and

(c)	the independence and performance of the Company’s independent auditors.

The Committee shall also perform any other activities consistent with this Charter, the Company’s Articles and governing laws as the Committee or Board deems necessary or appropriate.

The Committee shall consist of at least three directors. Members of the Committee shall be appointed by the Board and may be removed by the Board in its discretion. The members of the Committee shall elect a Chair from among their number. A majority of the members of the Committee must not be officers or employees of the Company or of an affiliate of the Company. The quorum for a meeting of the Committee is a majority of the members who are not officers or employees of the Company or of an affiliate of the Company. With the exception of the foregoing quorum requirement, the Committee may determine its own procedures.

The Committee’s role is one of oversight. Management is responsible for preparing the Company’s financial statements and other financial information and for the fair presentation of the information set forth in the financial statements in accordance with generally accepted accounting principles ("GAAP").

Management is also responsible for establishing internal controls and procedures and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations.

The independent auditors’ responsibility is to audit the Company’s financial statements and provide their opinion, based on their audit conducted in accordance with generally accepted auditing standards, that the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Company in accordance with GAAP.

The Committee is responsible for recommending to the Board the independent auditors to be nominated for the purpose of auditing the Company’s financial statements, preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, and for reviewing and recommending the compensation of the independent auditors. The Committee is also directly responsible for the evaluation of and oversight of the work of the independent auditors. The independent auditors shall report directly to the Committee.

Authority and Responsibilities

In addition to the foregoing, in performing its oversight responsibilities the Committee shall:

1.	Monitor the adequacy of this Charter and recommend any proposed changes to the Board.

2.	Review the appointments of the Company’s Chief Financial Officer and any other key financial executives involved in the financial reporting process.

3.
Review with management and the independent auditors the adequacy and effectiveness of the Company’s accounting and financial controls and the adequacy and timeliness of its financial reporting processes.

4.
Review with management and the independent auditors the annual financial statements and related documents and review with management the unaudited quarterly financial statements and related documents, prior to filing or distribution, including matters required to be reviewed under applicable legal or regulatory requirements.

5.
Where appropriate and prior to release, review with management any news releases that disclose annual or interim financial results or contain other significant financial information that has not previously been released to the public.

6.
Review the Company’s financial reporting and accounting standards and principles and significant changes in such standards or principles or in their application, including key accounting decisions affecting the financial statements, alternatives thereto and the rationale for decisions made.

7.
Review the quality and appropriateness of the accounting policies and the clarity of financial information and disclosure practices adopted by the Company, including consideration of the independent auditors’ judgment about the quality and appropriateness of the Company’s accounting policies. This review may include discussions with the independent auditors without the presence of management.

8.	Review with management and the independent auditors significant related party transactions and potential conflicts of interest.

9.	Pre-approve all non-audit services to be provided to the Company by the independent auditors.

10.
Monitor the independence of the independent auditors by reviewing all relationships between the independent auditors and the Company and all non-audit work performed for the Company by the independent auditors.

11.	Establish and review the Company’s procedures for the:

(a)	receipt, retention and treatment of complaints regarding accounting, financial disclosure, internal controls or auditing matters; and

(b)	confidential, anonymous submission by employees regarding questionable accounting, auditing and financial reporting and disclosure matters.

12.
Conduct or authorize investigations into any matters that the Committee believes is within the scope of its responsibilities. The Committee has the authority to retain independent counsel, accountants or other advisors to assist it, as it considers necessary, to carry out its duties, and to set and pay the compensation of such advisors at the expense of the Company.

13.
Perform such other functions and exercise such other powers as are prescribed form time to time for the audit committee of a reporting company in Parts 2 and 4 of Multilateral Instrument 52-110 of the Canadian Securities Administrators, the Business Corporations Act (Canada) and the Articles of the Company.